May 19, 2026

Jesse Shefferman
Chief Executive Officer
Protara Therapeutics, Inc.
345 Park Avenue South, Third Floor
New York, NY 10010

        Re: Protara Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed May 14, 2026
            File No. 333-295862
Dear Jesse Shefferman:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jennifer Lee, Esq.